UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15(d) of
The Securities Exchange Act of 1934

(Mark one)

[X]	FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2009

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 for the transition period
from __________ to _________.

Commission files number 1-5761

A.	Full title of plan and address of the plan, if different from that of the issuer named below:

The LaBarge, Inc. Employee Savings Plan

B.	Name of the issuer of securities held pursuant to the plan and the
Address of its principal executive offices:

LaBarge, Inc.
9900 Clayton Road
St. Louis, MO 63124

This filing has 22 pages.

REQUIRED INFORMATION

1)	Financial Statements.

2)	Exhibits:

• 23 - Consent of Independent Registered Public Accounting Firm,
Brown Smith Wallace LLC.

3)	Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting Disclosures under ERISA have been
Omitted because they are not applicable.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the LaBarge, Inc. Employee Savings Plan Administrative Committee has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

Date:

The LaBarge, Inc. Employee Savings Plan
(Full Title of Plan)

By:	/s/DONALD H. NONNENKAMP

Donald H. Nonnenkamp Vice President, Chief Financial Officer & Secretary
Vice President and Chief Financial Officer

By:	/s/TIMOTHY G. LoGRASSO

Timothy G. LoGrasso
Plan Administrator

LABARGE, INC. EMPLOYEE SAVINGS PLAN

Table of Contents and Definitions

			Page

Report of Independent Registered Public Accounting Firm			1

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of
December 31, 2009 and 2008			2

Statements of Changes in Net Assets Available for Plan Benefits for the
years ended December 31, 2009 and 2008			3

Notes to Financial Statements			4

Schedule 1 — Schedule H, line 4i — Schedule of Assets (Held at End of Year),
December 31, 2009			16-17

Definitions:

Plan	–	LaBarge, Inc. Employee Savings Plan

Trustee/Recordkeeper	–	Fidelity Management Trust Company / Fidelity
		Investments Institutional Operations Company, Inc.

ERISA	–	Employee Retirement Income Security Act of 1974

Company	–	LaBarge, Inc.

Plan Administrator	–	LaBarge, Inc. Plan Administration Committee

[BROWN SMITH WALLCE LLC LOGO]

Report of Independent Registered Public Accounting Firm

Participants of the LaBarge, Inc. Employee Savings Plan and
The Plan Administration Committee of LaBarge, Inc.

We have audited the accompanying statements of net assets available for benefits of the LaBarge, Inc. Employee Savings Plan as of December 31, 2009, and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the LaBarge, Inc. Employee Savings Plan as of December 31, 2009, and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                       /s/BROWN SMITH WALLACE LLC

St. Louis, Missouri
June 25, 2010

LABARGE, INC. EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008
Assets	2009	2008

Investments:
Registered investment company shares	$17,363,028	$13,901,222
Money market accounts	2,538,199	2,347,694
LaBarge, Inc. common stock	9,750,537	12,510,334
Loans to participants	1,010,287	1,004,438

Total investments	30,662,051	29,763,688

Receivables:
Employer contributions	—	—
Participant contributions	—	74,205
Participant loan repayments	—	—

Total receivables	—	74,205

Total assets	30,662,051	29,837,893

Liabilities
Accrued expenses	6,900	5,800

Net assets available for benefits	$30,655,151	$29,832,093

See accompanying notes to financial statements.

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2009 and 2008
	2009	2008

Additions:
Investment income/(loss):
Interest and dividends	$484,660	$130,084
Net appreciation (depreciation) in fair market
value of investments	1,179,832	(7,154,584)

Total investment income	1,664,492	(7,024,500)

Contributions:
Participant	2,006,064	2,626,782
Employer	152,196	513,316

Total contributions	2,158,260	3,140,098

Deductions:
Participant distributions	(2,945,307)	(3,952,017)
Administrative expenses	(54,387)	(50,779)

Total deductions	(2,999,694)	(4,002,796)

Increase (decrease) in net assets
available for benefits	823,058	(7,887,198)

Net assets available for benefits:

Beginning of year	29,832,093	37,719,291

End of year	$30,655,151	$29,832,093

See accompanying notes to financial statements.

LaBARGE, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)     Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

   (a)  General

The Plan is a defined contribution plan sponsored by the Company covering substantially all employees immediately and is subject to the provisions of ERISA.

   (b)  Contributions

Employees may elect to contribute, on a pre-tax basis, the lesser of 60% of covered compensation, or $16,500 or $15,500, whichever is less, in 2009 and 2008, respectively, in various investment funds of the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch‑up contributions. Effective May 1, 2009 the Plan temporarily suspended contributions of the company match portion of the Plan. The LaBarge company match will be reinstated beginning with the July 9, 2010 payroll.  Prior to the suspension the Company contributed an amount equal to 50% of the first $25 per month of employee contributions plus 25% of the employee contribution in excess of $25. The Company provided matching contributions on amounts contributed up to 8% of the participant’s compensation. The Company matching contributions are invested in LaBarge, Inc. common stock and are restricted from being transferred to other Plan funds until employee completes three years of service. Contributions received prior to January 1, 2007 may be sold based on the following three-year phase-in period.  The time period of restriction on shares received prior to January 1, 2007 was completed on December 31, 2008.

Year 1	33%
Year 2	66
Year 3	100

The phase-in period does not apply to participants who have attained the age of 55 and completed 3 years of service before the 2006 year. Those participants will be permitted to sell 100% of their investment in LaBarge, Inc. common stock as of January 1, 2007.

Each year the Company may also, at its option, contribute an additional discretionary amount as determined by the Company’s board of directors as a profit-sharing contribution. There were no discretionary profit-sharing contributions for 2009 or 2008.

   (c)  Participants’ Accounts

Each participant account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of the Company’s discretionary profit-sharing contribution and fund earnings, net of administrative expenses. Allocations are based upon covered compensation or account balances, as defined in the Plan agreement.

Participants may transfer amounts between any funds other than the LaBarge, Inc. Common Stock Fund during any business day of the year. A transfer must equal a minimum of $250 or 100% of the participant’s fund account balance for balances less than $250. The Trustee records these transfers in the participant’s account and reinvests the amounts to reflect these changes. At year-end, the investments are presented net of any transfers in process as directed by the participants.

A participant’s interest in transfers and trading activity in the LaBarge Common Stock Fund is measured in actual shares of LaBarge, Inc. Common Stock Fund that are allocated to the participant’s account.

   (d)  Vesting

Participants are immediately vested in their contributions plus any earnings thereon. Participants are fully vested with respect to a month for employer matching contributions if that participant is employed by the Company on the last day of such month. Upon a participant’s attainment of his/her normal retirement date (65th birthday), or upon death or total disability, his/her entire account balance as of the most recent valuation date will become 100% vested. In the event a participant terminates employment, vesting in the Company’s profit-sharing contribution allocated to the participant’s account is 100% after five full years of continuous service.

   (e)  Loans to Participants

Participants are allowed to borrow a portion of their account balance. The minimum loan is $1,000 and the maximum amount is the lesser of one-half of the participant’s vested account balance or $50,000 reduced by the highest outstanding loan balance in the participant’s account during the prior twelve-month period. All loans to participants from plans maintained by the Company will be considered for purposes of determining the maximum amount of the participant’s loan. Up to 50% of the participant’s vested account balance may be used as collateral for any loan.

   (f)  Payment of Benefits

Upon termination or retirement of service, a participant’s account is distributed in the form of a lump-sum payment or installment payments over a period of time. Distributions may be deferred until age 70-1/2 at the participant’s election if the account balance is not less than $1,000.

(2)    Summary of Significant Accounting Policies

   (a)  Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except benefit payments, which are recorded when paid.

   (b)  Investments

Participants may elect to have a portion of their account balances invested in the following separate investment funds within the Plan:

●	LaBarge, Inc. Common Stock Fund, which shall be exclusively invested in common stock of the Company;

●	Fidelity Retirement Money Market Fund, which seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity;

●

Fidelity Equity-Income Fund, which seeks reasonable income. The fund will also consider the potential for capital appreciation. Seeks a yield that exceeds the yield on the securities comprising the Standard and Poor’s 500 Index;

●	Fidelity Low-priced Stock Fund, which seeks capital appreciation;

●	Fidelity Contrafund, which seeks capital appreciation;

●	Fidelity Fifty Fund, which seeks capital appreciation;

●	Fidelity Diversified International Fund, which seeks capital growth;

●	Fidelity Select Consumer Discretionary Portfolio, which seeks capital appreciation;

●	Fidelity Select Financial Services Fund, which seeks capital appreciation;

●	Fidelity Select Health Care Fund, which seeks capital appreciation;

●	Fidelity Select Natural Resources Fund, which seeks capital appreciation;

●	Fidelity Select Technology Fund, which seeks capital appreciation;

●	Fidelity Select Utilities Growth Fund, which seeks capital appreciation;

●	Fidelity Freedom Income Fund, which seeks high current income and, as a secondary objective, capital appreciation;

●	Fidelity Freedom 2000 Fund, which seeks high total return;

●	Fidelity Freedom 2005 Fund, which seeks high total return;

●	Fidelity Freedom 2010 Fund, which seeks high total return;

●	Fidelity Freedom 2015 Fund, which seeks high total return:

●	Fidelity Freedom 2020 Fund, which seeks high total return;

●	Fidelity Freedom 2025 Fund, which seeks high total return;

●	Fidelity Freedom 2030 Fund, which seeks high total return;

●	Fidelity Freedom 2035 Fund, which seeks high total return;

●	Fidelity Freedom 2040 Fund, which seeks high total return;

●	Fidelity Freedom 2045 Fund, which seeks high total return;

●	Fidelity Freedom 2050 Fund, which seeks high total return;

●	Davis NY Venture Fund, Inc. – Class A, which seeks long-term capital appreciation;

●	Fidelity Emerging Markets Fund, which seeks capital appreciation;

●	PIMCO Long‑term U.S. Government A Fund, which seeks to provide high current income by investing in high-quality, longer-maturity bonds;

●	Alliance/Bernstein Small Mid Cap Value Fund, which seeks to provide long-term growth in capital.

●	Franklin Mutual Beacon Fund Class A, which seeks to provide capital appreciation with income as a secondary objective.

●	Oppenheimer Developing Market Class A, which seeks to provide capital appreciation.

●	Oakmark Equity & Income I Fund, which seeks high current income and preservation and growth of capital;

●	Spartan U.S. Equity Index Fund, which seeks investment results corresponding to the total return (capital changes and income) of common stocks publicly traded in the U.S.;

●	Spartan Extended Market Index Fund – Investor Class, which seeks to provide investment results that correspond to the total returns of stocks of small to mid-cap U.S. Companies;

●	RS Partners Fund Class A, which seeks to provide long‑term growth. The fund seeks to increase shareholder capital over the long term.

●	RS Value Fund - Class A, which seeks to provide long-term growth.

●	Loan Fund, which shall account for all principal and interest outstanding on loans to plan participants.

The Fidelity Funds (excluding the Fidelity Retirement Money Market Fund), RS Partners Fund Class A, PIMCO, Oppenheimer, Oakmark, Spartan, Davis NY, Alliance/Bernstein, and the Ariel Appreciation Funds (all invest in registered investment company shares), and the LaBarge, Inc. Common Stock Fund are stated at fair market value, as determined by quoted market price. The fair market value of the Company’s common stock is determined based on the quoted market value of the stock on the last day of trading for the period. The Fidelity Retirement Money Market Fund is valued at cost plus interest, which approximates fair value. The appreciation (depreciation) in fair value of investments of the Plan represents the change in the difference between market value and cost of the investments during the year and realized gains or losses on the sale of investments. Loans to participants are valued at their outstanding balances, which approximates fair value.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of investments are recorded on a trade-date basis.

   (c)  Trust Fund Managed by the Trustee

Under the terms of a trust agreement, the Trustee manages a trust fund on behalf of the Plan. The investments and changes therein of this trust fund have been reported to the Plan by the Trustee.

   (d)  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

   (e)  Administrative Charges

The Plan gives the Company the option of paying all administrative expenses or charging them to the Plan. All expenses incidental to the operation and management of the Plan have been paid by the Plan except for annual testing fees which are paid by the Company.

(3)  Tax Status

The Plan Administrator has received a favorable determination letter dated March 15, 2005 from the Internal Revenue Service which indicates that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code (IRC) and, therefore, are exempt from Federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)  Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the provisions of the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested.

(5)  Related-Party Transactions

Certain Plan investments are in funds managed by Fidelity Management Trust company.  Fidelity Management Trust Company is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for investment administration services amounted to $54,387 and $50,779 for the years ended December 31, 2009 and 2008, respectively.  Additionally, Plan investments include shares of LaBarge, Inc. common stock.  LaBarge, Inc. is the plan sponsor, as defined by the Plan, and therefore, these transactions qualify as party in interest transactions.  These party-in-interest transactions are allowable under ERISA regulations.  On various dates during 2009 and 2008, the Plan purchased 34,101 and 45,283 shares of the Company’s common stock at fair market value at prices ranging from $5.12 to $13.00 and $9.60 to $15.70, respectively per share for investment in the Plan’s LaBarge Common Stock Fund.

The market value of the investment in the LaBarge Inc. Common Stock Fund was valued at $12.05 and $14.35 per share at December 31, 2009 and 2008, respectively.

(6)  Reconciliation of Financial Statements to Form 5500 for Administrative Expenses

The following is a reconciliation of administrative expenses per Form 5500 to the financial statements:

		Year ended December 31

		2009		2008

Cash basis expenses per Form 5500		$53,287		$50,779
Less accrued expenses at beginning of plan year		(5,800)		(5,800)
Add expenses incurred but not paid as of plan year-end		6,900		5,800

Financial statement administrative expenses		$54,387		$50,779

		2009		2008

Liabilities per Form 5500	$	---	$	---
Add liabilities incurred but not paid as of plan year-end		6,900		5,800

Financial statement liabilities		$6,900		$5,800

(7)  Investments

The following table presents investments. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	December 31

	2009	2008

Investments at fair value as determined by quoted market price:
Registered Investment Companies:
Fidelity Diversified International Fund	$1,723,835	$1,407,396
Fidelity Freedom Fund	1,611,305	1,719,723
PIMCO Long Term U.S. Government A Fund	1,142,053	1,545,677
Spartan U.S. Equity Index Fund	2,019,464	1,747,944
Other	10,866,371	7,480,482
LaBarge, Inc. Common Stock Fund*	9,750,537	12,510,334

	27,113,565	26,411,556

Investments at estimated fair value:
Fidelity Retirement Money Market Fund	2,538,199	2,347,694
Loans to participants	1,010,287	1,004,438

	3,548,486	3,352,132

Total investments	$30,662,051	$29,763,688

*    Reference Note 8 – Contains Nonparticipant-Directed investments.

During the years ending December 31, 2009 and 2008, Plan investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value by 1,179,832 in 2009 and depreciated in value by $7,154,584 in 2008, as follows:

	Year Ended December 31

	2009	2008

Investments at fair value as determined by quoted market price:

Registered Investment Companies Value	$3,279,408	$(7,111,540)
LaBarge, Inc. Common Stock Fund	(2,099,576)	(43,044)

	$1,179,832	$(7,154,584)

(8)  LaBarge, Inc. Common Stock Fund

Information about net assets and the significant amounts of the changes in net assets relating to the participant-directed and nonparticipant-directed investments in the LaBarge, Inc. Common Stock Fund are included in the following information.

	Year Ended December 31

	2009	2008

LaBarge, Inc. Common Stock, beginning of year	$12,510,334	$13,504,825
Net depreciation in fair value	(2,099,576)	(43,044)
Employer and participant contributions	284,007	612,350
Participant distributions	(941,149)	(1,561,395)
Administrative expenses	(3,079)	(2,402)

LaBarge, Inc. Common Stock Fund, end of year	$9,750,537	$12,510,334

(9)  Fair Value Measurement

Financial Accounting Standard Board Accounting Standards Codification (“ASC”) 820-10 Fair Value Measurements and Disclosures, (formerly Statement No. 157, (“SFAS No. 157”), “Fair Value Measurements”), establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under ASC 820-10 are described below:

Level 1:		Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:		Inputs to the valuation methodology include:

	●	Quoted prices for similar assets or liabilities in active markets;

	●	Quoted prices for identical or similar assets or liabilities in inactive markets;

	●	Inputs other than quoted prices that are observable for the asset or liability;

	●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds and Money Market Accounts: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Loans to Participants – Loans to participants are not actively traded and significant other observable inputs are not available.  The fair value of loans to participants is equal to the amortized cost of the loans, which approximates fair value.

The following tables present assets measured at fair value on a recurring basis and their corresponding level of hierarchy at December 31, 2009 and 2008:

		Fair Value Measurements at Reporting Date Using:

Description	Balance 12/31/2009	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds:
Small Cap	$ 119,406	$ 119,406	$ ---	$ ---
Mid Cap	3,963,523	3,963,523	---	---
Large Cap	2,481,347	2,481,347	---	---
International	2,192,709	2,192,709	---	---
Money Market	2,539,189	2,539,189	---	---
Balanced Hybrid	722,892	722,892	---	---
Specialty	741,250	741,250	---	---
Bond	1,709,617	1,709,617	---	---
Lifecycle	5,432,284	5,432,284	---	---
LaBarge, Inc. Common Stock	9,749,547	9,749,547	---	---
Loans to Participants	1,010,287	---	---	1,010,287

Total	$ 30,662,051	$ 29,651,764	$ ---	$1,010,287

		Fair Value Measurements at Reporting Date Using:

Description	Balance 12/31/2008	Quoted Prices in Active markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds	$ 16,248,916	$ 16,248,916	$	---	$ ---
Common Stocks	12,510,334	12,510,334	---		---
Loans to Participants	1,004,438	---	---		1,004,438

Total	$ 29,763,688	$ 28,759,250	$	---	$1,004,438

The following table presents assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at December 31, 2009 and 2008:

	Fair Value Measurements Using
	Significant Unobservable Inputs

	(Level 3)

	Loans to	Loans to
	Participants	Participants
	2009	2008

Beginning Balance	$ 1,004,438	$ 916,729
Purchases, sales, issuances and settlements (net)	5,849	87,709

Ending Balance	$ 1,010,287	$ 1,004,438

Gains and losses (realized and unrealized) included in changes in net assets available for benefits for the years ended December 31, 2009, and 2008 are reported in net appreciation (depreciation) in fair value of investments.

(10)  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(11)  Subsequent Events

Effective January 5, 2010, $4,174,526 was transferred to the LaBarge, Inc. Employee Savings Plan from the Pensar Electronic Solutions, LLC 401(k) Plan.  The transfer is related to the acquisition of Pensar Inc. by LaBarge, Inc. in 2008 and the merging of their savings plan into the LaBarge, Inc. Employee Savings Plan.

				Schedule 1

				Plan# - 009
				EIN – 73-0574586
LABARGE, INC. EMPLOYEE SAVINGS PLAN
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009
		Number of
		shares		Current
Description of investments		or units	Cost	value

Money market accounts:
*	Fidelity Retirement Money Market Fund	2,538,199	$ 2,538,199	$ 2,538,199
Equity Mutual Funds:

	PIMCO Tot Return ADM	52,552	561,906	567,564
	PIMCO Long-term U.S. Government A Fund	107,034	1,176,039	1,142,053
	Davis New York Venture Fund, Inc - Class A	29,311	1,113,904	908,056
	Oakmark Equity and Income I Fund	28,304	696,600	722,892
	Oppenheimer Developing Markets	2,179	62,136	62,672
	RS Partners Fund Class A	4,617	128,599	119,406
	Alliance/Bernstein Small Mid Cap Value	864	12,300	12,076
	RS Value A	29,413	778,649	607,382
*	Fidelity Contrafund Fund	16,366	961,530	953,801
*	Fidelity Equity-Income Fund	15,828	723,499	619,490
*	Fidelity Select Health Care Fund	1,111	127,065	118,529
*	Fidelity Select Technology	1,093	73,655	82,472
*	Fidelity Select Utilities	526	24,920	23,526
*	Fidelity Select Financial	613	31,844	35,602
*	Fidelity Low-priced Stock Fund	40,757	1,450,404	1,301,763
*	Fidelity Emerging Mrkts	17,966	442,056	406,202
*	Fidelity Diversified International Fund	61,566	1,646,834	1,723,835
*	Fidelity Freedom Income Fund	6,608	71,927	70,969
*	Fidelity Freedom 2000 Fund	9,863	115,632	111,943
*	Fidelity Freedom 2005 Fund	396	4,189	3,966
*	Fidelity Freedom 2010 Fund	100,827	1,342,872	1,261,342
*	Fidelity Freedom 2015 Fund	37,811	395,342	393,988
*	Fidelity Freedom 2020 Fund	128,391	1,719,723	1,611,305
*	Fidelity Freedom 2025 Fund	16,701	188,970	173,525
*	Fidelity Freedom 2030 Fund	94,876	1,305,761	1,175,519
*	Fidelity Freedom 2035 Fund	8,991	97,028	92,247
*	Fidelity Freedom 2040 Fund	73,767	570,903	528,171
*	Fidelity Freedom 2045 Fund	3,383	26,696	28,655
*	Fidelity Freedom 2050 Fund	6,182	56,019	51,623
*	FKLN Mutual Beacon A	84	960	954
*	Fidelity Select Natural Resources Fund	12,975	370,207	369,164
*	Fidelity Select Industrials	1,321	23,656	23,944
*	Fidelity Sel Cons Discr	214	3,722	4,014
	Spartan US Equity Index Fund	51,216	1,826,142	2,019,464
	Sptn Extnd Mkt Index	1,148	32,542	34,914
LaBarge Common Stock Fund:
	LaBarge Inc. common stock*	809,091	3,641,421	9,750,537
Loans to participants *,**				1,010,287

	Total investments		$ 24,343,851	$ 30,662,051

* Represents a party in interest transaction allowable under ERISA regulations.
** Interest Rates are set at Prime + 1/2%. Interest Rates on loans outstanding at 12/31/09 range from 3.75% to 8.25%.
See accompanying report of independent registered public accounting firm.